UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(x) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

{ } TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 0-6890

Mechanical Technology Incorporated MTI Savings and Retirement Plan

(Title of Plan)

Mechanical Technology Incorporated

(Issuer of Securities)

431 New Karner Road

Albany, New York 12205

(Address of Principal Executive Office)

Mechanical Technology Incorporated MTI Savings and Retirement Plan	Page
Report of Independent Registered Public Accounting Firm	4
Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2005 and 2004	5

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004	6

Notes to Financial Statements	7-16
Supplemental Schedule*

Schedule of Assets Held at end of year December 31, 2005	17

* Other schedules required by 29CFR 2520.103-800 of the Department of labor Rules and Regulations for reporting and Disclosure under the retirement Income security Act of 1974 (ERISA) have been omitted because they are not applicable.

REQUIRED INFORMATION

Mechanical Technology Incorporated MTI Savings and Retirement Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the fiscal years ended December 31, 2005 and 2004, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Item 4 and incorporated herein by this reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Mechanical Technology Incorporated MTI Savings and Retirement Plan

By: Mechanical Technology
Incorporated, Plan Sponsor

DATE: June 26, 2006	By: /s/Cynthia A. Scheuer
Cynthia A. Scheuer
Vice President, Chief Financial
Officer and Secretary, as Plan Sponsor

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Mechanical Technology Incorporated MTI

Savings and Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Mechanical Technology Incorporated MTI Savings and Retirement Plan (the "Plan") at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

s/PricewaterhouseCoopers LLP

Albany, New York

June 14, 2006

MECHANICAL TECHNOLOGY INCORPORATED

MTI SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2005 and December 31, 2004
	DECEMBER 31,
	2005	2004
ASSETS
Investments in common collective fund, at fair value	$3,798,062	$ 4,017,012
Investments in MTI unitized stock fund, at fair value	-	388,846
Investments in registered investment companies, at fair value	7,912,831	7,095,752
Participant notes receivable	14,179	18,198
Total investments	11,725,072	11,519,808

Total assets	11,725,072	11,519,808

LIABILITIES
Corrective distributions	38,786	-
Administrative fees	1,829	1,824
Total liabilities	40,615	1,824
NET ASSETS AVAILABLE FOR BENEFITS	$11,684,457	$11,517,984

The accompanying notes are an integral part of the financial statements.

MECHANICAL TECHNOLOGY INCORPORTED

MTI SAVINGS AND RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2005 and December 31, 2004

	DECEMBER 31,
	2005	2004
Additions to net assets attributed to:
Investment income:
Interest	$ 454,728	$ 264,473
Net (depreciation) appreciation in fair value of MTI unitized stock fund	(200,019)	50,342
Net depreciation in fair value of common collective fund	(188)	(269)
Net appreciation in fair value of registered investment companies	359,202	605,783
Net investment income	613,723	920,329

Contributions:
Employer	271,683	240,375
Participant	647,371	533,846
Rollovers	33,061	55,464
Corrective distributions	(38,786)	-
Total contributions	913,329	829,685

Deductions from net assets attributed to:
Benefits paid to participants	1,353,143	556,723
Administrative fees	7,436	7,072
Total deductions	1,360,579	563,795
Net increase	166,473	1,186,219

Net assets available for benefits:
Beginning of year	11,517,984	10,331,765
End of year	$ 11,684,457	$ 11,517,984

The accompanying notes are an integral part of the financial statements.

MECHANICAL TECHNOLOGY INCORPORATED

MTI SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following brief description of the Mechanical Technology Incorporated MTI Savings and Retirement Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for more complete information.

  General

  The Plan is a defined contribution plan covering substantially all employees of Mechanical Technology Incorporated ("Plan Sponsor") and subsidiaries. Employees are eligible to participate in the Plan after completing 6 months of service and attaining the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

  Contributions

  Participant contributions:

  The Plan permits pre-tax (basic) participant contributions through compensation deferrals from 1% to 15% not to exceed the maximum contribution permitted by the Internal Revenue Code. Such contributions are excluded from the participant's taxable income for federal income tax purposes until received as a withdrawal or distribution from the Plan. Participants may also elect to make after-tax (voluntary) contributions to the Plan not exceeding 9% of compensation. Participants who are 50 years or older may elect to defer additional amounts called "catch-up" contributions. The additional amounts may be deferred regardless of any other limitations on the amount that may be deferred under the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

  Plan Sponsor contributions:

  The Plan Sponsor matches, on a discretionary basis, as defined in the Plan agreement, participant basic contributions. Matching contributions were 4% of credited compensation during the years ended December 31, 2005 and 2004.

  The Plan Sponsor may also make additional discretionary profit sharing contributions for the benefit of plan participants employed on the last day of the Plan's fiscal year. Profit sharing contributions, if any, are allocated to plan participants based on the ratio of participant compensation to the total compensation of all eligible plan participants for the plan year. No profit sharing contributions were made during the years ended December 31, 2005 and 2004.

  Participant Accounts

  Each participant's account is credited with the participant's contribution and allocations of (a) the Plan Sponsor's contribution and, (b) Plan earnings, and may be charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

  Vesting

  Participants are immediately vested in their contributions plus actual earnings thereon. A participant is fully vested in the Plan Sponsor discretionary matching and profit sharing contribution portions of their accounts plus actual earnings thereon upon the earliest of completing four years of credited service; the event of death; disability; retirement; or the Plan Sponsor terminating or freezing the Plan. A participant's vested percentage in their account related to these discretionary contributions is based on credited service, as defined in the Plan agreement. A participant vests 25% after the completion of each year of credited service.

  MECHANICAL TECHNOLOGY INCORPORATED

  MTI SAVINGS & RETIREMENT PLAN

  NOTES TO FINANCIAL STATEMENTS

  Investment Options

Participants may direct the investment of contributions in multiples of 5% in any of the investment options identified below, as selected by the Plan's trustees. Changes to the investment fund designations may be made daily through the Plan's recordkeeper. Each fund's investment strategy is subject to change and future performance cannot be guaranteed.

Number of Participants
Invested in the Funds
Investment Options Available	as of December 31, 2005
MFS Emerging Growth Fund	53
MFS Total Return Fund	68
MFS Bond Fund	48
MFS Fixed Fund	98
MFS Massachusetts Investors Trust Fund	49
MFS Government Limited Maturity Fund	16
MFS International New Discovery Fund	45
MFS Mid-Cap Growth Fund	31
MFS Value Fund	33
MFS Conservative Allocation Fund	6
MFS Moderate Allocation Fund	10
MFS Growth Allocation Fund	15
MFS Aggressive Growth Allocation Fund	11
American Funds Growth Fund of America A	95
American Funds New Perspective A	57
Columbia Mid Cap Value A Fund	19
RS Partners Fund	38
Lord Abbett Mid Cap Value P Fund	16
Delaware Small Cap Value A Fund	13
BlackRock Small Mid Cap Growth A	3

Below are summaries of investment objectives, derived from fund prospectuses, for each investment option offered under the Plan.

MFS Emerging Growth Fund

The fund's investment objective is long-term growth of capital. The fund invests primarily in emerging growth companies (with an emphasis on small-cap companies) that display the potential to become major enterprises or are major enterprises that the fund believes have above average growth prospects or whose rates of earnings growth are expected to accelerate. The fund invests, under normal market conditions, at least 65% of its net assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts for those securities, of emerging growth companies. The fund may also invest in foreign securities (including emerging market securities) and may have exposure to foreign currencies.

MFS Total Return Fund

The fund's main investment objective is to provide above-average income consistent with the prudent employment of capital, with a secondary objective to provide reasonable opportunity for growth of capital and income. The fund is a balanced fund and invests in a combination of equity and fixed income securities. Under normal market conditions, the fund maintains 40% to 75% of its net assets in common stocks and related securities, such as preferred stock, bonds, warrants or rights convertible into stock and depository receipts for those securities and maintains at least 25% of its net assets in non-convertible fixed income securities.

MECHANICAL TECHNOLOGY INCORPORATED

MTI SAVINGS & RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

MFS Bond Fund

The fund's main investment objective is to provide as high a level of current income as is believed to be consistent with prudent investment risk, with a secondary objective to protect shareholder capital. The fund invests, under normal market conditions, at least 80% of its net assets in fixed income securities, such as Corporate bonds, U.S. Government securities and mortgage-backed and asset-backed securities. While the fund may purchase corporate bonds which have been assigned lower credit ratings, it focuses on investment grade bonds. The fund may also invest in foreign, emerging markets and derivative securities.

MFS Fixed Fund

This fund is a stable value open-end collective investment trust whose investment objective is to earn a current income stream that is relatively consistent over time, while preserving capital through a broadly diversified high quality portfolio.

The fund strives to maintain a stable $1 unit value and has the potential for higher income than a money market fund by investing in a diversified portfolio of bonds. The purpose of the trust is to provide for the collective investment of assets of participating tax qualified pension and profit sharing plans and related trusts, and governmental plans (or the assets of a governmental unit used to satisfy its obligations under a governmental plan) in guaranteed investment contracts and in cash or other readily marketable assets in accordance with the investing criteria established by the Declaration of Trust.

MFS Massachusetts Investors Trust Fund

The fund's investment objective is to seek long-term growth of capital, with a secondary objective to seek reasonable current income. The fund invests, under normal market conditions, at least 65% of its net assets in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts. The fund generally focuses on companies with larger market capitalizations that its investment advisor believes have sustainable growth prospects and attractive valuations based on current and expected earnings or cash flow. The fund may also invest in foreign securities through which it may have exposure to foreign currencies.

MFS Government Limited Maturity Fund

The fund's investment objective is to preserve capital and provide high current income. The fund invests, under normal market conditions, at least 80% of its net assets in U.S. Government securities that have limited maturities of five or fewer years. These securities include: U.S. Treasury obligations and mortgage-backed securities guaranteed by the Government National Mortgage Association. The fund also may invest up to 20% of its net assets in privately issued mortgage securities rated in one of the two highest rating categories by a nationally recognized credit rating agency.

MFS International New Discovery Fund

The fund's investment objective is to seek capital appreciation. The fund invests, under normal market conditions, at least 65% of its net assets in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts, of foreign (including emerging market) issuers. The fund may invest in companies of any size, and will generally focus on equity securities issued by foreign companies with small and mid market capitalizations that the fund's investment adviser believes are early in their life cycle but have the potential to become major enterprises. The fund's investments may also include securities issued in initial public offerings and securities traded in over-the-counter markets. Under normal market conditions, the fund invests in at least three different countries.

MFS Mid-Cap Growth Fund

The fund's investment objective is to seek long-term growth of capital. The fund invests, under normal market conditions, at least 80% of its net assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts for those securities, of companies with medium market capitalizations that fall within the range of the Russell Midcap Growth Index, which the fund's investment adviser believes have reasonable valuations and above-average growth potential. The fund's investments may include securities issued in initial public offerings and securities listed on a securities exchange or traded in the over-the-counter markets. The fund may invest in foreign securities (including emerging market securities) through which it may have exposure to foreign currencies.

MECHANICAL TECHNOLOGY INCORPORATED

MTI SAVINGS & RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

MFS Value Fund

The fund's investment objective is to seek capital appreciation and reasonable income. The fund normally invests at least 65% of its net assets in income producing equity securities which the investment adviser believes are undervalued in the market relative to their long term potential. Equity securities include common stocks and related securities, such as preferred stocks, convertible securities and depository receipts for those securities. The fund seeks to achieve a gross yield that exceeds that of the S&P 500.

MFS Conservative Allocation Fund

The fund's investment objective is to seek a high level of total return consistent with a conservative level of risk relative to the other MFS asset allocation funds. The fund invests in stocks, bonds, and cash with smaller positions in stocks than moderate-allocation funds. The fund's target asset class allocations consist of 35% U.S. stocks, 50% bonds, 10% cash, and 5% international stocks.

MFS Moderate Allocation Fund

The fund's investment objective is to seek a high level of total return consistent with a moderate level of risk relative to the other MFS asset allocation funds. The fund implements its allocation by investing in a mix of underlying funds. The fund's target asset class allocations consist of 50% U.S. stocks, 35% bonds, 5% cash, and 10% international stocks.

MFS Growth Allocation Fund

The fund's investment objective is to seek a high level of total return consistent with a greater than moderate level of risk relative to the other MFS asset allocation funds. The fund implements its allocation by investing in a mix of underlying funds. The fund's target asset class allocations consist of 60% U.S. stocks, 20% bonds, and 20% international stocks.

MFS Aggressive Growth Allocation Fund

The fund's investment objective is to seek a high level of total return consistent with an aggressive level of risk relative to the other MFS asset allocation funds. The fund implements its allocation by investing in a mix of underlying funds. The fund's target asset class allocations consist of 80% U.S. stocks and 20% international stocks.

American Funds Growth Fund of America A

The fund's investment objective is to seek capital growth by investing primarily in common stocks of companies that appear to offer good long term investment opportunities. The fund normally invests primarily in common stocks. The fund may also hold cash or money market instruments. The growth oriented, equity type securities generally purchased by the fund may involve large price swings and potential for loss. The fund may invest up to 15% of assets in foreign securities. It may also invest up to 10% of assets in debt securities rated below investment grade.

American Funds New Perspective A

The fund's primary objective is to provide long-term growth of capital and providing future income is a secondary consideration. The fund invests primarily in common stocks of foreign and U.S. companies. The fund focuses on opportunities generated by changing global trade patterns and economic and political relationships. It then searches for companies that may benefit from the new opportunities created by such changes. The fund may also hold cash or money market instruments.

Columbia Mid Cap Value A Fund

The fund's primary objective is to provide long-term growth of capital with income as a secondary consideration. The fund will invest at least 80% of its assets in equity securities of U.S. companies whose market capitalization fall within the Russell Midcap Value Index. The fund may also invest up to 20% of its assets in foreign securities and may invest in real estate investment trusts. It also may invest in securities that are not part of its principal investment strategies, but will not hold more than 10% of its assets in any one type of these securities. Management uses a three prong approach combining fundamental and quantitative analysis with risk management to identify value opportunities. The fund may try to reduce the amount of capital gains distributions to shareholders.

MECHANICAL TECHNOLOGY INCORPORATED

MTI SAVINGS & RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

RS Partners Fund

The fund's primary objective is to provide long-term growth of capital by investing in equity securities primarily of companies with market capitalizations of up to $3 billion. In evaluating investments for the fund, a return on capital analysis is performed, combining balance sheet and cash flow analysis. The fund may invest most or all of its assets in securities of U.S. companies, but may also invest any portion of its assets in foreign securities.

Lord Abbett Mid Cap Value P Fund

The fund's primary objective is to provide capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace. The fund normally invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities of mid-sized companies. Equity securities in which the fund may invest include common stocks, convertible bonds, convertible preferred stocks, warrants and similar instruments.

Delaware Small Cap Value A Fund

The fund's primary objective is to provide capital appreciation. The fund normally invests at least 80% of its net assets in investments of small capitalization companies; those companies having market capitalizations generally less than $3 billion at the time of purchase. The fund invests primarily in small companies whose stock prices appear low relative to their underlying value or future potential.

BlackRock Small Mid Cap Growth A

The fund's primary objective is to provide growth of capital. The fund normally invests 80% of total assets in small and mid capitalization companies (generally defined by the Russell 2500™ Growth Index as between approximately $26 million and $10.8 billion as of December 31, 2005). The fund searches for companies that have good current or prospective earnings and strong management. The fund reserves the right to invest up to 20% of total assets in other securities including value or dividend stocks, bonds rated investment-grade at the time of purchase and their unrated equivalents, as well as U.S. government securities. Occasionally, the fund may also invest in shares of companies through initial public offerings.

MTI Unitized Stock Fund

The fund is a unitized fund which invests in Mechanical Technology Incorporated common stock and maintains a portion of the fund in money market investments. Effective July 1, 2005, the MTI Unitized Stock Fund is no longer an investment option and all remaining assets in the fund were transferred to other funds based on participant direction. This fund has been closed to contributions and transfers in since July 1, 2003.

  Participant notes receivable

  Plan participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment funds from (to) the participant notes fund. Loan terms range from 1 to 5 years. The loans are collateralized by the balance in the participant's account and bear interest at the Prime interest rate plus 2 percent on the date the loan is made. The interest rates on outstanding loans at December 31, 2005 were 7 percent and at December 31, 2004 were 6 to 10.5 percent. Principal and interest is paid ratably through weekly payroll deductions.

  MECHANICAL TECHNOLOGY INCORPORATED

  MTI SAVINGS & RETIREMENT PLAN

  NOTES TO FINANCIAL STATEMENTS

  Payment of benefits

Normal retirement age is 65. The Plan permits early retirement at age 55 with five years of service. Upon retirement, disability or death, a participant or beneficiary may elect to receive his or her vested individual account balance of more than $5,000 in the form of an annuity, a lump-sum payment or monthly installments over the recipient's life expectancy, not exceeding ten years. A participant or beneficiary with a vested individual account balance under $5,000 will receive a lump-sum payment.

A terminated participant is entitled to a lump-sum payment of the vested interest in his or her account. A terminated participant with less than four years of credited service forfeits the right to receive the non-vested portion of the accumulated benefit attributable to Plan Sponsor contributions.

H. Forfeited Accounts

At December 31, 2005 and 2004, forfeited non-vested accounts totaling $26,792 and $7,414, respectively, were available to the Plan Sponsor. Forfeited non-vested accounts will be and have been used to first pay Plan administrative expenses, then to reduce future employer contributions. Plan administrative expenses paid from the forfeiture account totaled $7,165 and $6,358 in 2005 and 2004, respectively.

  Plan Administrative Costs

The Plan Sponsor pays both the annual trustee fees and annual audit fees of the Plan.

  SIGNIFICANT ACCOUNTING POLICIES
  Basis of preparation

  The financial statements of the Plan are prepared on the accrual basis of accounting.

  Use of Estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

  Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, common collective trust and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participant's account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

MECHANICAL TECHNOLOGY INCORPORATED

MTI SAVINGS & RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

D. Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Investments in the common collective fund are stated at estimated fair values, which have been determined based on the unit value of the fund. Investments in the MTI unitized stock fund are stated at fair value based upon the closing sales price of Common Stock reported on recognized securities exchanges on the last business day of the year. Investments in registered investment companies are valued at quoted market prices, which represent the net asset value of shares, or units held by the Plan at year-end. Participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost. Interest income is recorded on the accrual basis.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses (computed on average cost) and the unrealized appreciation (depreciation) on those investments.

  Payments of Benefits

Benefits are recorded when paid.

  INVESTMENTS

The Plan's investments are held by an investment company. The following tables present the fair values of investments.

	December 31, 2005
	Number of Shares	Net Asset Value Per Share	Cost	Fair Value
Common Collective Fund:

MFS Fixed Fund	3,798,062	$1.00	$ 3,802,125	$ 3,798,062*

Registered Investment Companies:
MFS Emerging Growth Fund	32,979	$34.73	$ 1,026,279	$ 1,145,369*
MFS Total Return Fund	63,357	15.37	926,439	973,790*
MFS Bond Fund	33,976	12.69	429,221	431,157
MFS Massachusetts Investors Trust Fund	39,585	18.45	623,558	730,339*
MFS Government Limited Maturity Fund	8,622	7.80	70,010	67,250
MFS International New Discovery Fund	18,273	23.84	332,626	435,618
MFS Mid-Cap Growth Fund	20,926	9.18	166,030	192,102
MFS Value Fund	11,773	23.15	239,565	272,537
MFS Conservative Allocation Fund	2,959	11.52	33,007	34,091
MFS Moderate Allocation Fund	3,851	12.57	45,520	48,404
MFS Growth Allocation Fund	16,761	13.56	201,815	227,285
MFS Aggressive Growth Allocation Fund	3,405	14.11	43,359	48,039
American Funds Growth Fund of America A	67,507	30.86	1,711,961	2,083,251*
American Funds New Perspective A	20,526	28.63	517,611	587,663*
Columbia Mid Cap Value A Fund	6,296	13.95	87,072	87,829
RS Partners Fund	7,977	33.01	253,465	263,318
Lord Abbett Mid Cap Value P Fund	6,770	21.96	151,392	148,663
Delaware Small Cap Value A Fund	3,048	36.18	109,523	110,264
BlackRock Small Mid Cap Growth A	1,805	14.33	25,386	25,862
			$ 6,993,839	$ 7,912,831
MECHANICAL TECHNOLOGY INCORPORATED MTI SAVINGS & RETIREMENT PLAN NOTES TO FINANCIAL STATEMENTS
	December 31, 2005
	Number of Shares	Net Asset Value Per Share	Cost	Fair Value
Investments at Estimated Fair Value:
Participant Notes Receivable			$ 14,179	$ 14,179
Total			$10,810,143	$11,725,072

* - Investments that represent 5 percent or more of net assets available for benefits.

Net appreciation in fair value of investments:	Year Ended December 31, 2005
Investments at fair value as determined by quoted market prices:
MTI unitized stock fund	$ (200,019)
Common collective fund	(188)
Registered investment companies	359,202
$ 158,995

The Plan's investments are held by an investment company. The following tables present the fair values of investments.
	December 31, 2004
	Number of Shares	Net Asset Value Per Share	Cost	Fair Value
Common Collective Fund:

MFS Fixed Fund	4,017,012	$ 1.00	$ 4,017,012	$ 4,017,012 *

Investments at Fair Value as Determined
by Quoted Market Prices:
MTI Unitized Stock Fund	28,543	$ 13.62	$ 193,604	$ 388,846

MECHANICAL TECHNOLOGY INCORPORATED MTI SAVINGS & RETIREMENT PLAN NOTES TO FINANCIAL STATEMENTS

	December 31, 2004
	Number of Shares	Net Asset Value Per Share	Cost	Fair Value
Registered Investment Companies:
MFS Emerging Growth Fund	39,411	$ 31.96	$ 1,180,027	$ 1,259,576*
MFS Total Return Fund	63,629	16.00	914,119	1,018,061*
MFS Bond Fund	27,752	13.16	348,780	365,219
MFS Massachusetts Investors Trust Fund	41,419	17.26	647,700	714,888*
MFS Government Limited Maturity Fund	11,131	7.97	92,497	88,715
MFS International New Discovery Fund	16,661	21.34	281,056	355,535
MFS Mid-Cap Growth Fund	20,931	8.94	163,566	187,121
MFS Value Fund	12,502	23.14	243,032	289,301
MFS Conservative Allocation Fund	2,893	11.39	31,922	32,948
MFS Moderate Allocation Fund	3,197	12.30	37,176	39,328
MFS Growth Allocation Fund	11,084	13.10	125,913	145,197
MFS Aggressive Growth Allocation Fund	5,870	13.44	71,684	78,897
American Funds Growth Fund of America A	60,280	27.38	1,491,375	1,650,459*
American Funds New Perspective A	19,385	27.72	472,830	537,361
Columbia Mid Cap Value A Fund	2,661	26.47	65,829	70,448
RS Partners Fund	5,427	34.77	159,807	188,710
Lord Abbett Mid Cap Value P Fund	3,324	22.22	74,109	73,865
Delaware Small Cap Value A Fund	3	36.09	127	123
			$ 6,401,549	$ 7,095,752
Investments at Estimated Fair Value:
Participant Notes Receivable			$ 18,198	$ 18,198
Total			$10,630,363	$11,519,808

* - Investments that represent 5 percent or more of net assets available for benefits.

Net appreciation in fair value of investments:	Year Ended December 31, 2004
Investments at fair value as determined by quoted market prices:
MTI unitized stock fund	$ 50,342
Common collective fund	(269)
Registered investment companies	605,783
$ 655,856

MECHANICAL TECHNOLOGY INCORPORATED

MTI SAVINGS & RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

  PLAN TERMINATION

  Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

  INCOME TAX STATUS

The Plan Sponsor adopted a Prototype Non-standardized Profit Sharing Plan with a Cash or Deferred Arrangement through MFS Retirement Services Inc. ("MFS") which received a favorable opinion letter from the Internal Revenue Service on April 23, 2002. This letter stated that the Plan is designed in accordance with Section 401(a) of the Internal Revenue Code and, therefore, is exempt from taxation. This letter considers the changes in qualifications requirements made by the Uruguay Round Agreements Act ("GATT"), Pub. L. 103-465, the Small Business Job Protection Act of 1996, Pub. L. 104-188, the Uniformed Services Employment and Reemployment Rights Act of 1994, Pub. L. 103-353, the Taxpayer Relief Act of 1997, Pub. L. 105-34, the Internal Revenue Service Restructuring and Reform Act of 1998, Pub. L. 105-206 and the Community Renewal Tax Relief Act of 2000, Pub. L. 106-554. These laws are referred to collectively as ("GUST"). The Plan was amended in 2003, 2005 and 2006, subsequent to the receipt of the most recent determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code of 1986, as amended.

  RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by MFS, who also serves as the custodian for the investments held by the Plan. The Plan also invested, until July 1, 2005, in shares of the Plan Sponsor. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

8. AMENDMENTS TO PLAN

    Effective April 30, 2003, the Plan was amended and restated to reflect required changes for GUST and the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA").
    Effective March 28, 2005, the Plan was amended to comply with recent changes in the law, with respect to automatic rollover provisions. If an individual terminates employment and his or her vested interest in the Plan, excluding amounts attributable to any rollovers made into the plan, does not exceed $5,000, a lump sum distribution will be made as soon as possible following termination. The terminated employee can elect to receive the distribution or roll it over to another retirement plan such as an Individual Retirement Account (IRA). If the amount of the distribution is greater than $1,000, and no election is made, the distribution must be rolled over to an IRA. The IRA provider will charge the terminated individual's account for any expenses related to the account. The terminated individual may transfer the IRA funds at any time, without cost, to another IRA of his or her choosing.

9. SUBSEQUENT EVENT

Amendment to Plan

Effective January 1, 2006, the Plan was amended in reference to contribution and allocation salary reduction arrangement-elective deferrals. Effective January 1, 2006, the Plan provides that each participant may elect to have compensation reduced by up to the maximum percentage allowable not to exceed the limits of Code Sections 401(k), 402(g), 404 and 415; or in the case of highly compensated employees, that each highly compensated participant may only elect to reduce compensation by up to 15%.

MECHANICAL TECHNOLOGY INCORPORATED

MTI SAVINGS & RETIREMENT PLAN

Schedule H, line 4i - Schedule of Assets (Held At End of Year-12/31/05)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost (1)	(e) Current value

*	MFS	Fixed Fund		$3,798,062
*	MFS	Emerging Growth Fund		1,145,369
*	MFS	Total Return Fund		973,790
*	MFS	Bond Fund		431,157
*	MFS	Massachusetts Investors Trust Fund		730,339
*	MFS	Government Limited Maturity Fund		67,250
*	MFS	International New Discovery Fund		435,618
*	MFS	Mid-Cap Growth Fund		192,102
*	MFS	Value Fund		272,537
*	MFS	Conservative Allocation Fund		34,091
*	MFS	Moderate Allocation Fund		48,404
*	MFS	Growth Allocation Fund		227,285
*	MFS	Aggressive Growth Allocation Fund		48,039
	American Funds	Growth Fund of America A		2,083,251
	American Funds	New Perspective A		587,663
	Columbia Funds	Columbia Mid Cap Value A Fund		87,829
	RS Investments	RS Partners Fund		263,318
	Lord Abbett	Mid Cap Value P Fund		148,663
	Delaware	Small Cap Value A Fund		110,264
	BlackRock	Small Mid Cap Growth A		25,862
	Participant Notes	7% interest, maturing from 2008 through 2010 and collateralized by participant's balances		14,179
Total investments				$ 11,725,072

* Represents party-in-interest to the Plan.

(1) Column (d) has been omitted, as the Plan is 100% participant directed.